Mail Stop 3561

May 15, 2009

Charles Bell
President and Chief Executive Officer
International Energy, Inc.
1200 G Street, NW, Suite 800
Washington, D.C. 20005

      Re: International Energy, Inc.
             Form 10-K for the Fiscal Year Ended March 31, 2008
             Filed June 2, 2008
             Form 10-Q for the Fiscal Quarter Ended June 30, 2008
             Filed August 14, 2008
             Form 10-Q for the Fiscal Quarter Ended September 30, 2008
             Filed November 7, 2008
             Form 10-Q for the Fiscal Quarter Ended December 31, 2008
             Filed February 13, 2009
             File No. 333-52040
             Amendment No. 3 to Registration Statement on Form S-1
             Filed April 17, 2009
             File No. 333-151828

Dear Mr. Bell:

      We have reviewed your response letter dated April 27, 2009 and have the following comments. You should comply with these comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended March 31, 2008

Item 5. Market for Common Equity, Related Stockholder Matters and Issuers Purchases
of Equity Securities, page 6

1. Please revise your response to comment two of our March 26, 2009 letter to
    indicate the section of the Securities Act or rule under which exemption from
    registration was claimed. We note your disclosure in Item 15 of the Registration
    Statement on Form S-1 (file no. 333-151828) that you relied upon Section 4(2)
    and Regulation D. Please indicate that here.

Results of Operations, page 8

Results of Operations for Years Ended March 31, 2008 and 2007, page 8

2. We note that your proposed revised disclosure in response to comment four of our
    March 26, 2009 letter excludes "research and development" expenses from the
    value you provide for operating expenses. Please quantify this amount and
    explain why you have excluded it in your disclosure so that it is clear to readers
    why you have opted to compare these costs in this manner.

Item 9A(T). Controls and Procedures, page 25

Evaluation of Disclosure Controls and Procedures, page 25

3. We note that the second paragraph of your proposed disclosure in response to
    comment eight of our March 26, 2009 letter provides conclusions with respect to
    each of the fiscal quarters within the calendar year covered by your Form 10-K.
    We further note that the disclosure does not include all elements required by Item
    307 of Regulation S-K. For example, the effectiveness conclusion should be
    made by your principal executive officer and principal financial officer, but you
    state that "we" concluded, and you do not indicate on what date the effectiveness
    conclusions were made. Please revise your disclosure in the second paragraph or
    alternatively delete it as this disclosure is not required pursuant to Item 307 of
    Regulation S-K.

Evaluation of and Report on Internal Control Over Financial Reporting, page 25

4. We note your proposed disclosure in response to comment nine of our March 26,
    2009 letter. Please revise the second paragraph of your proposed disclosure to
    indicate that you are relying on a temporary rule. Refer to Item 308T(a)(4) of
    Regulation S-K.

Exhibits

5. We note that in response to comment 14 of our March 26, 2009 letter you state that the written consent of your independent registered public accounting firm will be filed. We further note that it does not appear that you have filed a written consent of your independent registered public accounting firm since the filing of your Form S-8 on August 24, 2005. We presume that you intend to file an amendment to this Form 10-K to include a consent. Please also discuss the extent of any liabilities or other effects of your failure to file a consent since the effectiveness of your Form S-8 filed August 24, 2005.

Exhibits 31.1 and 31.2, Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

6. We note the revised certifications you provided in response to comment 15 of our March 26, 2009 letter. We reissue our comment in part. Subsections 4(a) and 4(d) do not appear exactly as set forth in Item 601(b)(31) of Regulation S-K. Please revise.

Amendment No. 3 to Registration Statement on Form S-1

7. Please be advised that comments on your Form 10-K must be resolved before the desired effective date of your registration statement.

8. Please revise the signature page of your registration statement to ensure that it complies with Form S-1. Specifically, please ensure that you provide a signature line for the authorized representative of the company and separately provide the signatures of each of the required officers and at least a majority of the directors, consistent with Instruction 1. Currently, it would appear that all of the individuals are signing on behalf of the company and not necessarily in their respective individual capacity. In this regard, please identify your principal financial officer.

*   *   *

You may contact Adam Phippen, Accountant, at (202) 551-3336 or, in his absence, Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. You may contact Chris Chase, Attorney-Advisor, at (202) 551-3485, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 if you have any other questions on the comments issued. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joseph Sierchio, Esq.
        Sierchio Greco & Greco, LLP
        Facsimile No. (212) 486-0208